Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-200147

Dated February 18, 2015

VILLAGE BANK AND TRUST FINACIAL CORP. STANDBY RIGHTS OFFERING OFFERING OVERVIEW

Incorporated in January 2003, Village Bank and Trust Financial Corp. (Company), is a holding company with 11 retail bank branches surrounding the city of Richmond, VA operating under the Company’s banking subsidiary, Village Bank (Bank), which was chartered in December 1999. The Bank and its subsidiary, Village Bank Mortgage Corporation, offer commercial loans, consumer credit, mortgage lending and other products. At September 30, 2014, on a consolidated basis, we had total assets of $433 million, net loans of $270.1 million, total deposits of $380.7 million and total shareholders’ equity of $18.7 million.

OFFERING SUMMARY — Extracted from Prospectus dated February 10, 2015

Issuer:	Village Bank and Trust Financial Corp. (NASDAQ:VBFC)

Sales Agents:	Compass Point Research & Trading, LLC—Member FINRA/SIPC Boenning & Scattergood, Inc.— Member FINRA/SIPC

Offering Type:	Rights Offering

Offering Size:	Up to 1,051,866 Shares

Offering Share Price:	$13.87 per share

Subscription Rights:	One Right for each share of Common Stock owned as of 5:00 pm on 1-20-2015 Each Right entitles holder to purchase three shares of Common Stock

Over Subscription Privilege:	Any Offering Shares not purchased by Shareholders or Standby Investor

Offering Expires:	March 20, 2015

THE VILLAGE BANK FRANCHISE

A well established independent community-focused bank with:	Deep roots in the local community:
♦ Top ten ranked bank in Richmond by deposit market share.	♦ Founded to fill the need for a local, community-focused bank
(source SNL 12/31/2013)	♦ Board comprised of local business leaders
♦ 11 Retail Bank Branches	♦ Actively involved and visible in the communities we serve
♦ Retail mortgage operation	♦ “The Hometown Bank” in Chesterfield County
♦ Competitive products and services

Selected Village Bank and Village Bank Mortgage accolades:

♦ Chesterfield “First Choice Community Service Award”
♦ City Council “Richmond Community Service Award”
♦ Village Bank Mortgage—4th largest VHDA lender in VA
♦ Recognized by FHLB of Atlanta as one of the top Southeast first time home buyer grant providers

KEY INVESTMENT CONSIDERATIONS

•	Greater Richmond MSA has favorable market demographics, steady population growth and increasing income levels.

•	New Management Team is executing a strategic plan to improve asset quality and position the Company for profitability:

♦	Problem assets have been significantly reduced

♦	Operating expense reduction initiatives have been implemented with additional future cost savings anticipated

♦	Significant progress has been made to help grow loans, deposits and fee income

•	Capital ratios have been improving quarter by quarter, over the past four quarters.

•	Attractive share price for new shares relative to book value and recent trading prices

•	Significant potential recovery of Deferred Tax Asset that would boost capital and per share book value, if achieved

•	Additional capital provides our Company with the ability to:

♦	Repurchase Series A Preferred Stock at a substantial discount, subject to receipt of regulatory approval

♦	Reduce the amount of future dividends due to exchange, or if approved by regulators, the repurchase of Series A Preferred Stock

♦	Strengthen all regulatory capital ratios

Village Bank and Trust Financial Corp.

13319 Midlothian Turnpike—Midlothian—VA—23113—Phone: (804) 897-3900—Website: www.villagebank.com

This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus. The shares of common stock being offered are not savings accounts or deposits and are not insured or guaranteed by Village Bank, Village Bank and Trust Financial Corp., the Federal Deposit Insurance Corporation or any other government agency.

OUR BOARD OF DIRECTORS

An experienced team of banking professionals leads the Bank. Our directors are also engaged in a broad range of professional and community-oriented activities and have strong professional and personal ties to the region. We will draw upon their knowledge of the community and the banking market to grow our business.

Craig D. Bell—Chairman of the Board
Mr. Bell is a founder of the Bank and has been a director since 1998. Mr. Bell is Chairman of the board of directors of the Company. He is a partner with the law firm of McGuireWoods LLP, where he is the Chair of the Tax and Employee Benefits Department and is the head of the State and Local Tax and Tax Litigation Groups. McGuireWoods is a 1,000 attorney international law firm having offices in twelve states and five countries. Mr. Bell is an Emeritus Director of the Community Tax Law Project, a non-profit provider of pro bono tax assistance to low income families and its former President; a Fellow of the American College of Tax Council; former Chair of both the Virginia State Bar Section of Taxation and the Virginia Bar Association Tax Section; a Barrister member of the Edgar J. Murdock Inn of Court for Tax; an adjunct Professor of Law at the College of William and Mary School of Law; and a Trustee of both the Virginia War Museum and the Henricus Park Foundation. Mr. Bell retired from the Army Reserves in 2006 as a Lieutenant Colonel after completing 27 years of service. As a result of this experience, Mr. Bell brings leadership and decision making skills to the board of directors.

William G. Foster, Jr. — President and Chief Executive Officer
Mr. Foster has served as Chief Executive Officer of the Company and the Bank since March 1, 2014 and as President of the Company and the Bank since August 2013. He previously served as Senior Vice President and Chief Credit Officer of the Bank since March 2012. Prior thereto, he was an independent consultant focusing on business restructuring, turnaround and strategic planning. From March 1990 until April 2008, he served in several executive leadership roles with SunTrust Bank, including Group Executive Vice President-MidAtlantic Commercial Real Estate Banking, Senior Managing Director and Senior Credit Officer for Corporate and Investment Banking, and Group Executive Vice President-MidAtlantic Commercial Banking Line of Business. He has more than 26 years of banking industry experience, which has afforded him broad knowledge and a keen understanding of all aspects of banking. In addition to his banking experience, he currently serves on the Cabinet for the Chesterfield Business Council of the Greater Richmond Chamber of Commerce and the board of the Retail Merchants Association and is Vice Chairman of the board of directors of the Chesterfield Chamber of Commerce.

R.T. Avery, III — Director
Mr. Avery has been a director since 1998. Mr. Avery is President and co-founder of Chesterfield Construction Services, Inc., which trades as Emerald Homes. This company specializes in the “work force affordable” sector of the residential construction market. Mr. Avery has over 30 years of experience in real estate development and home building in central Virginia. This experience provides managerial expertise to the board of directors as well as an extensive knowledge of the real estate market in which the Bank operates.

William B. Chandler—Director
Mr. Chandler has been a director since 1998. Mr. Chandler has developed significant managerial and marketing skills as a co-owner in two corporations: Manchester Industries, Inc., which converts board and paper into sheets from roll stock for the printing industries, and Plastex Fabricators, Inc., which is a fabricator of industrial and commercial plastics used for décor in the retail industry. He currently is responsible for engineering, construction, safety and production of Manchester Industries and serves as its Executive Vice President. He is also President of Plastex Fabricators located in Charlotte, North Carolina.

R. Calvert Esleeck, Jr. — Director
Mr. Esleeck has been a director since 1998. He brings financial expertise and business leadership skills developed through owning and managing Murray & Esleeck, P.C., a certified public accounting firm in Chesterfield County, Virginia for 30 years before his retirement in 2008. Mr. Esleeck is a combat veteran of the Vietnam War where he served as a Marine infantry officer. He is also a founder of the Families of the Wounded Fund, Inc., an organization dedicated to helping the families of service members severely wounded in Iraq and Afghanistan. He was Past President of the Fund and currently serves on its board of directors.

O. Woodland Hogg, Jr. — Director
Mr. Hogg has been a director since 2008 when River City Bank merged with the Bank. Mr. Hogg formerly served as a director of River City Bank. Mr. Hogg is the owner and principal broker of ERA Woody Hogg & Associates, a real estate brokerage business. He brings managerial skills as well as a keen knowledge of the real estate market in central Virginia to the board of directors.

Michael A. Katzen — Director
Mr. Katzen has been a director since 2008 when River City Bank merged with the Bank. Mr. Katzen formerly served as a director of River City Bank. Mr. Katzen is a partner in the law firm of Katzen & Frye, P.C. His experience with real estate law provides the board of directors with expertise in evaluating significant loan relationships as well as working out nonperforming loans collateralized by real estate.

Michael L. Toalson — Director
Mr. Toalson has been a director since 2004. Mr. Toalson is Chief Executive Officer of the Home Builders Association of Virginia (“HBAV”). He heads the HBAV lobbying team before state lawmakers and regulators and is the chief administrative officer of the 3,000 member business organization. His familiarity with various home builders and the Virginia real estate market in general are invaluable to the board of directors in evaluating significant loan relationships and marketing the Bank’s services to the home building community.

Charles E. Walton — Director
Mr. Walton has been a director since 2008 when River City Bank merged with the Bank. He formerly served as a director of River City Bank. Mr. Walton is the owner of Charles E. Walton & Co., P.C., a certified public accounting firm. Mr. Walton provides accounting and auditing experience, as well as investment and business advisory skills that are critical for the Company. Mr. Walton qualifies as an audit committee financial expert under SEC guidelines.

John T. Wash — Director
Mr. Wash has been a director since 2008 when River City Bank merged with the Bank. He formerly served as a director of River City Bank. Mr. Wash has developed significant managerial and marketing skills as a real estate investor and Managing Partner of Hanover Plaza, LLC and Bay Court Associates, LLC since 1988. In addition, Mr. Wash was previously President of Galeski Optical from 1999 to 2005 and owner of Hanover Cleaners & Tuxedo Rentals from 1978 to 2008.

George R. Whittemore — Director
Mr. Whittemore has been a director since 1998. Mr. Whittemore is retired. He is a member of the board of directors of Supertel Hospitality, Inc., He was a consultant to Supertel Hospitality from August 2004 to August 2005 and its president from November 2001 to August 2004. Mr. Whittemore served as director and Senior Vice President/Senior Administrative Officer of Anderson & Strudwick, Inc., from November 1996 until November 2001. He was President/Chief Executive Officer of Pioneer Financial Corporation and its subsidiary, Pioneer Federal Savings Bank, from September 1982 until its merger with Signet Banking Corporation in August 1994. Mr. Whittemore provides experience in banking, investment banking, commercial real estate, and public company management and board experience that are important to the Company.

Thomas W. Winfree — Director
Mr. Winfree has been a director since 2001. Mr. Winfree has been a Virginia banker for more than 45 years and served as Chief Executive Officer and President of the Company from its inception until his retirement on February 28, 2014. He has also served as President of the Bank from 2001 to August 2013 and as Chief Executive Officer of the Bank from 2001 until his retirement in February 2014. This experience afforded him broad knowledge and a keen understanding of all aspects of banking. In addition to his banking experience, he served as President of the Chesterfield Chamber of Commerce during 2004 and was appointed to again serve on the Chamber’s board of directors in 2009-2010. Mr. Winfree is also a founding member and Director of the Families of the Wounded Fund, Inc., an organization dedicated to helping the families of soldiers severely wounded in Iraq and Afghanistan. He currently serves on the Bon Secours Health Systems Joint Hospitals board where he was Chairman of the board from 2010 through 2013, the St. Francis Medical Center Citizens board, the Greater Richmond Chamber of Commerce board, the Better Business board serving Central Virginia, Richmond’s Capital Region Collaborative, and the Goochland Rotary Club.

Village Bank and Trust Financial Corp. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov or by visiting the Company’s Investor Relations website at www.investors.villagebank.com. Alternatively, the Company or either of the sales agents participating in the offering will arrange to send you the prospectus if you request it by calling the Company at (804) 897-3900 or the sales agents at (216) 378-1297.